UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*

                     Computer Associates International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    204912109
        -----------------------------------------------------------------
                                 (CUSIP Number)


                    Ms. Ursula Dieterich, Careal Holding AG,
                      Utoquai 49, 8022 Zurich, Switzerland,
                         Telephone Number 411-252-22-26
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 23, 1998
        -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1746 (9-88) 1 of 8

                                 SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO. 204912109                                          PAGE 2 OF 8 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     CAREAL HOLDING AG
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*

     WC OF CAREAL HOLDING AG
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                            [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     SWITZERLAND
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    126,587,500 - WALTER H. HAEFNER
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      126,587,500 - WALTER H. HAEFNER
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     126,587,500 - WALTER H. HAEFNER
--------------------------------------------------------------------------------
12.  CHECK |__| IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.16%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     HC - CAREAL HOLDING AG
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 8

                                 SCHEDULE 13D

---------------------                                      ---------------------
CUSIP NO. 204912109                                          PAGE 3 OF 8 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON
     S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     WALTER H. HAEFNER
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  [  ]
                                                                   (b)  [  ]

--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*

     WC OF CAREAL HOLDING AG
--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                            [  ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     SWITZERLAND
--------------------------------------------------------------------------------
                           7.  SOLE VOTING POWER
  NUMBER OF                    126,587,500 - WALTER H. HAEFNER
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      126,587,500 - WALTER H. HAEFNER
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     126,587,500 - WALTER H. HAEFNER
--------------------------------------------------------------------------------
12.  CHECK |__| IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.16%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IN - WALTER H. HAEFNER
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 3 of 8

         This Amendment No. 6 to the Statement on Schedule 13D, dated August 21, 1987, filed by Careal Holding AG, a Swiss corporation ("Careal"), and Mr. Walter
H. Haefner, a national and resident of Switzerland, on August 24, 1987, as amended on July 21, 1988, February 17, 1989, May 30, 1989, July 31, 1989 and November 24, 1989, further amends and hereby restates in its entirety such Statement with respect to the Common Stock, par value $.10 per share ("Common Stock"), of Computer Associates International, Inc., a Delaware corporation ("Computer Associates"). The following statements do not purport to be complete and are qualified in their entirety by reference to all of the provisions of the documents referred to herein and filed as exhibits to Schedule 13D, dated August 21, 1987, filed August 24, 1987.

Item 1.  Security and Issuer.
         -------------------

         This statement relates to the Common Stock, par value $0.10 per share (the "Common Stock"), of Computer Associates International, Inc., a Delaware corporation ("Computer Associates"), whose address is 1 Computer Associates Plaza, Islandia, New York 11788.

Item 2.  Identity and Background.
         -----------------------

         This statement is filed by Careal Holding AG, a Swiss corporation ("Careal"), whose address is Utoquai 49, 8022 Zurich, Switzerland, and by Mr. Walter Haefner ("Mr. Haefner"), who is a citizen and resident of Switzerland. Careal is a holding company wholly-owned by Mr. Haefner. Through its subsidiaries, Careal is primarily engaged in a wholesale and retail distributorship in Switzerland for foreign automobiles and parts and in a real estate business in Switzerland and Greece.

         The information required by this Item with respect to Mr. Haefner and the directors and executive officers of Careal is furnished in Schedule A attached to Schedule 13D, dated August 21, 1987, filed August 24, 1987 and attached hereto as amended as of September 15, 1998.

         During the last five years neither Careal nor any of its directors or executive officers has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         Pursuant to the terms of the Agreement and Plan of Merger filed as
Exhibit 1 to Schedule 13D, dated August 21, 1987, filed August 24, 1987 (the "Merger Agreement"), the consideration for the issuance of the 16,285,440 shares of Common Stock held by Careal and beneficially owned by Mr. Haefner on August 21, 1987 was the cancellation and retirement of 9,600,000 shares of Common Capital Stock (the "UCCEL Stock") of UCCELL Corporation ("UCCEL"), a Delaware corporation. The exchange ratio pursuant to which the UCCEL Stock held by Careal and beneficially owned by Mr. Haefner was exchanged for such Common Stock (1.6964 shares of Common Stock for each share of UCCEL Stock) was the same exchange ratio applicable to all other UCCEL shareholders pursuant to the Merger Agreement.

         Between July 21, 1988 and July 22, 1998, Careal purchased an additional 3,429,120 shares of Common Stock. The aggregate purchase price (including commissions) of such purchases was $79,881,060.76. The full amount of the aggregate purchase price of such transactions was provided out of the available working capital of Careal and the personal funds of Mr. Haefner.

         On July 23, 1998, Careal purchased an additional 25,000 shares of Common Stock. The aggregate purchase price (including commissions) of such purchase was $1,027,432.81. The full amount of such aggregate purchase price was provided out of the available working capital of Careal.

                                Page 4 of 8 Pages

Item 4.  Purpose of Transaction.

         Careal intends to hold the Common Stock owned by it for general investment purposes. Careal also intends to review on a continuing basis its investment in Computer Associates and may increase or decrease such investment through sales or purchases of Common Stock in the open market, in privately negotiated transactions or otherwise. The extent of any such increase or decrease would depend upon the price and availability of the Common Stock, the then-current number of shares of Common Stock owned by Careal, the availability of funds to Careal, developments affecting Computer Associates, Computer Associates' business and prospects, other investment and business opportunities available to Careal, general stock market and economic conditions, tax considerations and other relevant factors. Except as set forth in the two preceding sentences, neither Careal nor Mr. Haefner has any present plans or proposals which relate to or would result in the occurrence of any of the events listed in Item 3 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         As of September 15, 1998, Careal is the owner of record of 126,587,500 shares of Common Stock representing approximately 23.16% of the Common Stock outstanding, based upon information as to the number of such shares outstanding at July 29, 1998 provided in Computer Associates' quarterly


                                Page 5 of 8 Pages
report on Form 10-Q for the quarter ended June 30, 1998. Mr. Haefner is the beneficial owner of such 126,587,500 shares of Common Stock and has sole voting and dispositive power with respect thereto.

         Other than the 126,587,500 shares of Common Stock owned of record by Careal and beneficially owned by Mr. Haefner, neither Careal nor any of its directors or executive officers are the beneficial owners of, nor do any of them have a right to acquire, directly or indirectly, shares of Common Stock.

         Except as set forth in Item 3, neither Careal nor Mr. Haefner has effected any transactions in shares of Common Stock during the past 60 days.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer
         ------------------------------------------------------

         UCCEL, Computer Associates and LMB Merger, Inc. ("Merger Sub"), a wholly-owned subsidiary of Computer Associates formed for the purpose of effecting the acquisition, entered into the Merger Agreement, dated as of June 1, 1987, pursuant to which UCCEL merged with Merger Sub to become a wholly-owned subsidiary of Computer Associates and each outstanding share of UCCEL's Common Capital Stock was converted into 1.6964 shares of Computer Associates' Common Stock with cash adjustments for fractional shares. Concurrently with the execution of the Merger Agreement, Careal entered into an Agreement, dated as of June 1, 1987 (the "Agreement"), with Computer Associates pursuant to which Careal agreed to vote its Common Capital Stock in favor of the merger, agreed to certain restrictions on the sale of the Common Capital Stock held by it and agreed not to enter into a voting trust, voting agreement or other arrangement with respect to the Common Capital Stock held by it. A copy of the Merger Agreement is filed as Exhibit 1 to Schedule 13D, dated August 21, 1987, filed August 24, 1987. A copy of the Agreement is filed as Exhibit 2.

Item 7.   Material Filed as Exhibits
          --------------------------

          Exhibit Number                     Description
          --------------                     -----------

          Exhibit 1 Agreement and Plan of Merger, dated as of June 1, 1987, among UCCEL, Computer
                                        Associates International, Inc.
                                        and LMB Merger, Inc.

          Exhibit 2                     Agreement, dated as of June 1,
                                        1987, between Careal and
                                        Computer Associates
                                        International, Inc.





                                Page 6 of 8 Pages

                          Schedule A to Schedule 13D of
                                CAREAL HOLDING AG



Name, Business Address                 Present Principal Occupation
  and Citizenship (1)                          and Employer
----------------------                -----------------------------

Walter Haefner                        Chairman and President,
                                        Careal Holding AG

Eva Bucher-Haefner                    Manager, Careal Holding AG

Edwin Hottinger                       Manager, Careal Holding AG

Peter Widmer                          Manager, Careal Holding AG
















(1) The business address of each is Careal Holding AG, Utoquai 49, 8022 Zurich, Switzerland, and each is a citizen of Switzerland.


                                Page 7 of 8 Pages

                                    SIGNATURE


     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement on Schedule 13D, dated August 21, 1987 and filed August 24, 1987, as hereby amended, is true, complete and correct.

Dated:  September 15, 1998
                                    CAREAL HOLDING AG



                                    By: /s/ Walter H. Haefner
                                       ----------------------------------------
                                       Walter H. Haefner
                                       Chairman and President


                                    WALTER H. HAEFNER



                                    By: /s/ Walter H. Haefner
                                       ----------------------------------------



















                                Page 8 of 8 Pages